July 19, 2018

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       CVS Health Corporation

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 14, 2018

File No. 001-01011

Dear Mr. Parker:

CVS Health Corporation (“CVS” or the “Company”) is responding to the comment letter of the Staff of the United States Securities and Exchange Commission (the “Staff”) dated July 16, 2018 on the above referenced filing.  For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2017

Exhibit 13

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Accounts Receivable, page 38

1.    You state that your accounts receivable balance primarily includes amounts due from third party providers (e.g. pharmacy benefit managers, insurance companies, governmental agencies and long-term care facilities), clients, members and private pay customers, as well as vendors and manufacturers.  Please tell us why you have not separately disclosed your accounts receivable due from vendors and manufacturers pursuant to Rule 5-02.3 of Regulation S-X.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we will provide footnote disclosure quantifying separately receivables from customers (trade receivables), receivables from vendors and manufacturers, and receivables from others. We anticipate disclosure within our Note 1 – Significant Accounting Policies within our Form 10-Ks and Form 10-Qs substantially in the form below, including our Form 10-Q for the period ended June 30, 2018 which we intend to file on or about August 8, 2018:

Accounts receivables, net

Included within accounts receivable, net are the following, which are reflected net of allowance for doubtful accounts, customer credit allowances, and contractual allowances:

	June 30,		December 31,
In millions	2018		2017
Trade receivables	$	X,XXX	$7,873
Vendor and manufacturer receivables		X,XXX	5,109
Other receivables		X,XXX	199
Total accounts receivable, net	$	X,XXX	$13,181

*****

If you have any questions or comments, please do not hesitate to contact me at 401-770-2564.

Sincerely,

/s/ David M. Denton

Executive Vice President and Chief Financial Officer

cc:	Thomas M. Moriarty, Executive Vice President, General Counsel
Eva C. Boratto, Executive Vice President, Controller and Chief Accounting Officer
Colleen M. McIntosh, Senior Vice President, Corporate Secretary
Michael J. Fischer, Ernst & Young LLP
Stephen T. Giove, Shearman & Sterling LLP